Canada Life Insurance Company of America
8515 E. Orchard Road
Greenwood Village, Colorado 80111
September 3, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Canada Life of America Variable Life Account 1
Canada Life Insurance Company of America
Accumulator Flexible Premium Variable Universal Life Insurance Policy
Registration Statement on Form N-6 (File Nos. 333-100569 and 811-09667)
Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Canada Life Insurance Company of America (“CLICA”) and Canada Life of America Variable Life Account 1 (“Registrant”) hereby respectfully request the withdrawal of the above-referenced registration statement including all amendments and exhibits thereto (“Registration Statement”) for the Accumulator Flexible Premium Variable Universal Life Insurance Policy (“Policy”), originally filed with the Securities and Exchange Commission on October 16, 2002 (Accession No. 0000950133-02-003442).

The Registration Statement was filed in connection with an intended offering of the Policy.  CLICA has determined not to undertake the sale of the Policy.  No securities were sold in connection with the offering for which the Registration Statement was filed.  CLICA and Registrant believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

We appreciate your assistance.  If you have any questions regarding this matter, please contact the undersigned at (303) 737-3821 or Ann Furman at Jorden Burt LLP at (202) 965-8130.

Sincerely,

Canada Life Insurance Company of America
Canada Life of America Variable Life Account 1

/s/ Julie J. Collett

Julie J. Collett
Managing Counsel

cc:           Patrick F. Scott, Esq.
Office of Insurance Products